12006873

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/05/12**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Y-Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Y-Exchange, Inc. (Title) (212) 378-8520 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 7/30/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/05/12 (MM/DD/YY) BATS Y-Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 5th day of October (Month), 2012 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03/27/2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03/27/2016

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**
2. **Date of election to membership or acceptance as a participant, subscriber or other user,**
3. **Principal business address and telephone number,**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**
6. **The class of membership, participation or subscription or other access.**

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
4C Capital, Inc.	4/15/2011	8787 Shade Tree Circle Lakewood, IL 60014	(847) 770-3565	Sponsored Participant	Proprietary
Abel/Noser Corp.	9/1/2010	1 Battery Park Plaza 6th floor New York, NY 10004	(646) 432-4040	Member	Agency
ABN AMRO Clearing Chicago, LLC	10/1/2010	175 W Jackson Blvd Suite 400 Chicago, IL 60604	(312) 604-8643	Member	Market Maker
Access Securities, LLC	11/15/2010	30 Buxton Farm Road Stamford, CT 06905	(203) 322-3377	Member	Agency
Albert Fried & Company, LLC	4/15/2011	45 Broadway 24th Floor New York, NY 10006	(212) 422-7282	Member	Agency
Algo Engineering Execution Services, LLC	5/16/2011	7 World Trade Center Suite 34F New York, NY 10007	(212) 616-0190	Member	Service Bureau
Algo Engineering, LLC	7/15/2011	7 World Trade Center 250 Greenwich Street New York, NY 10007	(212) 616-0190	Sponsored Participant	Proprietary
Allston Trading, LLC	10/1/2010	440 S. LaSalle Suite 1200 Chicago, IL 60605	(312) 663-7174	Member	Proprietary
Alpine Securities Corporation	11/15/2010	440 E. 400 South Salt Lake City, UT 84111	(801) 355-5588	Member	Agency
Apex Clearing Corporation	6/5/2012	1700 Pacific Ave Suite 1400 Dallas, TX 75201	(214) 765-1170	Member	Clearing Firm
Archipelago Securities LLC	9/1/2010	100 S. Wacker Drive Ste. 1800 Chicago, IL 60606	(312) 442-7046	Member	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	18881 Von Markan Avenue 16th Floor Irvine, CA 92612	(949) 218-2486	Member	Agency
Athena Capital Research, LLC	10/20/2010	620 8th Avenue 38th Floor, Suite D New York, NY 10018	(212) 931-9056	Sponsored Participant	Proprietary
Automated Trading Desk Brokerage Services, LLC	9/15/2010	11 E. Wall Street Mt. Pleasant, SC 29466	(843) 789-2107	Member	Agency
Automated Trading Desk Financial Services, LLC	9/15/2010	11 E. Wall Street Mt. Pleasant, SC 29466	(843) 789-2166	Member	Proprietary
Avatar Securities, LLC	4/1/2011	19 W. 24th Street 8th Floor New York, NY 10010	(646) 435-0167	Sponsored Participant	Proprietary
Avian Securities, LLC	11/15/2010	260 Franklin St. Suite 1010 Boston, MA 02110	(617) 988-8141	Member	Agency
Barclays Capital, Inc.	10/1/2010	200 Park Avenue New York, NY 10166	(212) 412-2125	Member	Institutional
BATS Trading, Inc.	9/1/2010	8050 Marshall Drive Suite 120 Lenexa, KS 66214	(913) 815-7000	Member	Limited Routing Facility of BYX
Belvedere Trading, LLC	3/1/2012	10 S. Riverside Plaza Suite 2100 Chicago, IL 60606	(312) 262-3420	Member	Proprietary
Blitztrade, LLC	6/15/2011	1901 W. 47th Place Suite 310 Westwood, KS 66205	(816) 714-3930	Sponsored Participant	Proprietary
Bloomberg Tradebook, LLC	10/4/2010	731 Lexington Avenue New York, NY 10022	(212) 617-1184	Member	Agency
Blue Fire Capital, LLC	10/8/2010	311 South Wacker Drive Suite 2000 Chicago, IL 60606	(312) 242-0504	Member	Proprietary
BMA Securities	11/15/2010	608 Silver Spur Road Suite 100 Rolling Hills Estates, CA 90274	(310) 544-2000	Member	Full Service
BMO Capital Markets Corp.	11/15/2010	3 Times Square 27th Floor New York, NY 10036	(212) 885-4045	Member	Agency
BNP Paribas Securities Corp.	9/15/2010	787 7th Avenue 3rd Floor New York, NY 10019	(212) 841-3676	Member	Proprietary
Brinson Patrick Securities Corporation	11/15/2010	1515 Broadway 11th Floor New York, NY 10036	(212) 453-5000	Member	Agency
BTIG, LLC	11/15/2010	450 Sansome St 16th Floor San Francisco, CA 94111	(415) 248-2225	Member	Market Maker
C&C Trading, LLC	10/11/2010	120 Broadway 20th Floor New York, NY 10271	(212) 433-7589	Member	Proprietary
Canadian Imperial Holdings, Inc.	11/15/2010	300 Madions Ave 5th Floor New York, NY 10017	(212) 856-3877	Sponsored Participant	Proprietary
CF Global Trading, LLC	1/3/2011	527 Madison Ave. 18th Floor New York, NY 10022	(212) 888-4673	Member	Market Maker
Charles River Brokerage, LLC	3/1/2012	24 New England Executive Park Burlington, MA 01803	(781) 425-3100	Member	SB Provider
Chopper Securities, LLC	5/16/2011	141 W. Jackson Blvd. Suite 2201A Chicago, IL 60604	(312) 628-3530	Member	Proprietary
Chopper Trading, LLC	10/20/2010	141 W. Jackson Blvd. Suite 2201A Chicago, IL 60604	(312) 628-3530	Sponsored Participant	Proprietary
CIBC World Markets Corp.	11/15/2010	300 Madison Ave 5th Floor New York, NY 10017	(212) 856-3877	Member	Proprietary
Citadel Securities, LLC	10/1/2010	131 South Dearborn Street Chicago, IL 60603	(312) 756-4416	Member	Market Maker
Citigroup Global Markets, Inc.	12/15/2010	390 Greenwich St. New York, NY 10013	(212) 723-3065	Member	Full Service
CJS Securities, Inc.	3/15/2011	50 Main Street Suite 325 White Plains, NY 10606	(914) 287-7600	Member	Agency
CMT Fund XXV Limited	5/16/2011	500 W. Monroe Street Suite 2630 Chicago, IL 60661	(312) 320-7897	Sponsored Participant	Agency
CMT Fund XXV Limited	7/2/2012	500 W. Monroe Street Suite 2630 Chicago, IL 60661	(312) 320-7897	Sponsored Participant	Agency
Collins Stewart, LLC	4/15/2011	350 Madison Avenue New York, NY 10017	(212) 402-5018	Member	Agency
Concept Capital Markets, LLC	3/15/2011	1010 Franklin Avenue Garden City, NY 11530	(212) 702-7198	Member	Agency
ConvergEx Execution Solutions, LLC (formerly BNY ConvergEx Execution Solutions, LLC)	9/1/2010	1633 Broadway 48th Floor New York, NY 10019	(212) 468-8466	Member	Full Service

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC)	10/1/2010	11175 Cicero Drive 200 Milton Park Suite 575	(678) 405-4200	Member	Agency
Cowen and Company, LLC	10/7/2010	1221 Ave of the Americas 6th Floor New York, NY 10020	(646) 562-1623	Member	Market Maker
Cowen Capital, LLC	3/15/2012	599 Lexington Avenue New York, NY 10022	(646) 562-1554	Member	Market Maker
Credit Agricole Cheuvreux North America, Inc.	10/5/2010	1301 Ave of the Americas 15th Floor New York, NY 10019	(212) 261-3724	Member	Full Service
Credit Agricole Securities (USA), Inc.	10/5/2010	1301 Ave of the Americas 15th Floor New York, NY 10019	(212) 261-3858	Member	Full Service
Credit Suisse Securities (USA), LLC	10/1/2010	11 Madison Ave New York, NY 10010	(212) 538-6067	Member	Full Service
Cutler Group, LP	10/6/2010	220 Montgomery Street Suite 600 San Francisco, CA 94104	(415) 293-3956	Member	Market Maker
Cuttone & Co., Inc.	10/1/2010	111 Broadway New York, NY 10006	(646) 943-5420	Member	Market Maker
DART Executions, LLC	10/1/2010	230 S. LaSalle #400 Chicago, IL 60604	(312) 244-5408	Member	Proprietary
DE Route	10/4/2010	545 Washington Blvd Jersey City, NJ 07030	(201) 942-8205	Member	ATS
Deutsche Bank Securities, Inc.	10/11/2010	60 Wall Street New York, NY 10005	(212) 250-7635	Member	Full Service
Direct Access Partners, LLC	11/1/2010	40 Wall Street 42nd Floor New York, NY 10005	(212) 850-8892	Member	Agency
Divine Capital Markets, LLC	11/1/2010	39 Broadway 36th Floor New York, NY 10006	(212) 344-5867	Member	Agency
Doft & Co., Inc.	11/15/2010	55 East 59th Street 12th Floor New York, NY 10022	(212) 421-5558	Member	Agency
Domestic Securities, Inc.	11/15/2010	160 Summit Ave. Montvale, NJ 07645	(201) 782-0888	Member	Agency
DRW Securities, LLC	11/1/2010	540 West Madison Street Suite 2500 Chicago, IL 60661	(312) 542-3226	Member	Proprietary / Market Maker
du Pasquier & Co., Inc.	11/15/2010	One Battery Park Plaza New York, NY 10004	(212) 624-4100	Member	Agency
Eladian Partners Brokerage, LLC	7/2/2012	101 Park Avenue 15th Floor New York, NY 10178	(843) 606-9005	Member	Proprietary
Electronic Brokerage Systems, LLC	7/2/2012	180 W. Adams Street 6th Floor Chicago, IL 60603	(312) 986-6210	Member	Market Maker
Electronic Transaction Clearing, Inc.	9/1/2010	660 South Figueroa Street Suite 1450 Los Angeles, CA 90017	(213) 402-1564	Member	Market Maker
Essex Radez, LLC	10/1/2010	440 S. LaSalle St. Suite 1111 Chicago, IL 60605	(312) 212-1815	Member	Service Bureau
Feltl & Company	11/15/2010	2100 LaSalle Plaza 800 LaSalle Avenue Minneapolis, MN 55402	(612) 492-8888	Member	Market Maker
Flow Traders US, LLC	8/1/2012	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	(917) 210-5020	Member	Hedge Fund / Options
G1 Execution Services, LLC (formerly E*Trade Capital Markets, LLC)	12/1/2010	440 South LaSalle Suite 3030 Chicago, IL 60605	(312) 986-8232	Member	Market Maker
GB Trading, LLC	10/21/2010	2 Gold Street Suite 4610 New York, NY 10038	(212) 379-5634	Sponsored Participant	Agency
GB Trading, LLC	7/1/2011	2 Gold Street New York, NY 10038	(212) 379-5634	Sponsored Participant	Agency
GDK, Inc.	1/3/2011	500 Park Avenue New York, NY 10022	(212) 303-6179	Member	Proprietary
GETCO Execution Services, LLC	9/15/2010	141 W Jackson Blvd Suite 210 Chicago, IL 60604	(312) 931-2200	Member	ATS
Global Execution Brokers, LP	10/5/2010	401 City Avenue Bala Cynwyd, PA 19004	(312) 435-4167	Member	Institutional
Global Liquidity Partners, LLC.	5/15/2012	55 Broad Street 28 Floor New York NY 10004	(312) 986-6262	Sponsored Participant	Agency
Global-American Investments, Inc.	2/15/2012	20277 Valley Blvd. Suite A Walnut, CA 91789	(312) 919-2831	Member	Retail
Goldman Sachs & Co.	10/12/2010	One New York Plaza New York, NY 10004	(212) 357-4587	Member	Full Service
Goldman Sachs Execution & Clearing, LP	10/1/2010	30 Hudson St Jersey City, NJ 07302	(212) 357-7519	Member	Full Service
GTS Securities, LLC	7/1/2011	800 3rd Avenue 27th Floor New York, NY 10022	(212) 813-0870	Sponsored Participant	Proprietary
GTS Securities, LLC	5/1/2012	545 Madison Avenue 15th Floor New York, NY 10022	(212) 715-2837	Member	Proprietary
Hap Trading, LLC	11/15/2010	33 Whitehall Street 6th Floor New York, NY 10004	(212) 380-5186	Member	Proprietary
Hold Brothers On-Line Investments Services, LLC	11/15/2010	1177 Avenue of the Americas Second Floor New York, NY 10036	(646) 745-2135	Member	Proprietary
HRT Financial, LLC	10/1/2010	32 Old Slip 30th Floor New York, NY 10005	(212) 293-1927	Member	Proprietary
Hunter Capital Markets, LLC	11/15/2010	440 S. LaSalle St. Suite 1749 Chicago, IL 60605	(312) 362-3670	Member	Proprietary
IMC Chicago, LLC dba IMC Financial Markets	10/1/2010	233 South Wacker Drive Suite 4300 Chicago, IL 60606	(312) 244-3320	Member	Proprietary
Instinet, LLC	9/1/2010	1095 Avenue of the Americas New York, NY 10036	(212) 310-4097	Member	Agency
Interactive Brokers, LLC	9/15/2010	One Pickwick Plaza Greenwich, CT 06830	(203) 618-5882	Member	Full Service
Israel A. Englander & Co., LLC	3/28/2011	666 Fifth Avenue 9th Floor New York, NY 10103	(212) 841-4229	Member	Institutional

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Istra, LLC	12/1/2010	930 Winter Street Suite 2500 Waltham, MA 02451	(718) 618-4929	Sponsored Participant	Proprietary
Istra, LLC	12/15/2011	930 Winter Street Suite 2500 Waltham, MA 02451	(718) 618-4929	Sponsored Participant	Proprietary
ITG Derivatives, LLC	11/15/2010	601 S. LaSalle St. Suite 300 Chicago, IL 60605	(312) 334-8042	Member	Market Maker
ITG, Inc.	10/1/2010	380 Madison Ave. New York, NY 10017	(212) 444-6259	Member	Agency
Jane Street Capital, LLC	11/15/2010	One New York Plaza 33rd Floor New York, NY 10004	(212) 651-6060	Member	Agency / Proprietary
Jefferies & Company, Inc.	10/19/2010	520 Madison Ave. New York, NY 10022	(201) 761-7794	Member	Full Service
Jefferies Execution Services, Inc.	9/1/2010	520 Madison Ave. New York, NY 10022	(646) 805-5415	Member	Full Service
Jefferies Investment Advisers	7/15/2011	520 Madison Avenue New York, NY 10022	(212) 323-3993	Sponsored Participant	Full Service
JMP Securities, LLC	11/1/2010	600 Montgomery Street Suite 1100 San Francisco, CA 94111	(415) 835-8919	Member	Market Maker
JNK Securities Corp.	11/15/2010	489 Fifth Avenue 25th Floor New York, NY 10017	(212) 885-6311	Member	Agency
JP Morgan Clearing Corp.	9/15/2010	3 Metrotech Center Brooklyn, NY 11245	(212) 272-4130	Member	Full Service
JP Morgan Securities, LLC	9/15/2010	277 Park Avenue 9th Floor New York, NY 10172	(212) 272-2440	Member	Full Service
Juliet Group, LLC	3/1/2011	240 E. 35th #3A New York, NY 10016	(646) 360-0595	Sponsored Participant	Proprietary
Jump Trading, LLC	10/1/2010	600 W. Chicago Ave. Suite 825 Chicago, IL 60654	(312) 930-9603	Member	Proprietary
Kane Reid Securities Group, Inc. dba TradeKing	11/15/2010	888 E. Las Olas Blvd Suite 300 Ft. Lauderdale, FL 33301	(877) 495-5464	Member	Agency
KCCI, Ltd.	10/1/2010	80 Maiden Lane Suite 2201 New York, NY 10038	(212) 430-5942	Member	Agency
Keefe Bruyette & Woods, Inc.	12/1/2010	787 Seventh Avenue New York, NY 10019	(212) 887-8965	Member	Agency
Kershner Securities, LLC	11/1/2010	1825B Kramer Lane Suite 200 Austin, TX 78758	(512) 439-8140	Member	Proprietary
Key Banc Capital Markets, Inc.	11/15/2010	127 Public Square Cleveland, OH 44114	(216) 689-5872	Member	Agency
Knight Capital Americas, LLC (formerly Knight Execution & Clearing Services, LLC, formerly Knight Clearing Services, LLC)	10/14/2010	545 Washington Blvd Jersey City, NJ 07310	(201) 356-4232	Member	Agency
Knight Capital Americas, LP (formerly Knight Equity Markets, LP)	10/15/2010	545 Washington Blvd Jersey City, NJ 07310	(201) 557-6803	Member	Proprietary
L & R Trading, LLC	9/1/2011	120 Broadway Suite 2040-01 New York, NY 10271	(212) 433-7262	Member	Market Maker
Latour Trading, LLC	10/1/2010	377 Broadway 10th Floor New York, NY 10013	(917) 388-8625	Member	Proprietary
LavaFlow, Inc.	9/15/2010	388 Greenwich 29th Floor New York, NY 10013	(212) 519-8965	Member	Agency
Lazard Capital Markets, LLC	11/15/2010	30 Rockefeller Center New York, NY 10020	(212) 632-2650	Member	Institutional
Leerink Swann, LLC	10/5/2010	1 Federal Street 37th Floor Boston, MA 02110	(617) 918-45889	Member	Agency
Legend Securities, Inc.	9/15/2010	45 Broadway New York, NY 10006	(646) 716-3031	Member	Institutional
Lek Securities Corporation	10/1/2010	1 Liberty Plaza 165 Broadway 52nd Floor	(212) 509-2300	Member	Agency
Letsgotrade, Inc dba Choicetrade	11/15/2010	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	(732) 214-2660	Member	Retail
Lightspeed Trading, LLC	11/15/2010	148 Madison Avenue New York, NY 10016	(646) 393-4814	Member	Proprietary
Lime Brokerage, LLC	10/1/2010	625 Broadway 12th Floor New York, NY 10012	(212) 824-5000	Member	Agency
Lime Brokerage, LLC	7/1/2011	625 Broadway 12th Floor New York, NY 10012	(212) 824-5577	Sponsored Participant	Agency
Limestone Chicago, LLC	10/5/2010	377 Broadway 11th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
Liquidnet, Inc.	9/15/2010	498 Seventh Avenue New York, NY 10018	(646) 660-8310	Member	Institutional
MB Trading	12/15/2010	1926 E. Maple Ave El Segundo, CA 90245	(866) 628-3001	Member	Retail / Agency
McAdams Wright Ragen, Inc.	11/15/2010	925 Fourth Ave Suite 3900 Seattle, WA 98104	(206) 664-8850	Member	Agency
Mercator Associates, LLC	11/15/2010	121 Richmond St. West Suite 601 Toronto Ontario M5H 2K1	(416) 640-7437	Member	Agency
Merlin Securities, LLC	5/16/2011	101 California Street Suite 3050 San Francisco, CA 94111	(415) 848-4056	Member	Market Maker
Merrill Lynch Pierce, Fenner & Smith, Incorporated	10/4/2010	One Bryant Park New York, NY 10036	(212) 449-6090	Member	Full Service
Merrill Lynch Professional Clearing Corp.	10/5/2010	440 South LaSalle Street 34th Floor Chicago, IL 60605	(312) 260-5601	Member	Market Maker
Merriman Capital, Inc.	6/1/2011	600 California Street 9th Floor San Francisco, CA 94108	(415) 262-1377	Member	Market Maker
MF Global, Inc.	10/19/2010	717 5th Ave 9th Floor New York, NY 10022	(312) 548-1143	Member	Agency
Millennium International Management, LP	5/26/2011	666 Fifth Avenue 8th Floor New York, NY 10103	(212) 841-4100	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Milstream Securities, LLC (formerly Milstream Strategy Group, LLC)	4/15/2011	60 E. 42nd Street Suite 624 New York, NY 10165	(212) 557-6214	Sponsored Participant	Proprietary
Mismi, Inc.	11/15/2010	17 State Street Suite 703 New York, NY 10004	(646) 839-6107	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	10/14/2010	1633 Broadway 29th Floor New York, NY 10019	(212) 405-7180	Member	Institutional / Agency
Mizuho Securities USA, Inc.	1/3/2011	1251 Avenue of the Americas New York, NY 10020	(212) 209-9462	Member	Agency
MND Partners, Inc.	6/15/2011	20 Broad Street 5th Floor New York, NY 10005	(212) 742-1740	Member	Agency
Montecito Advisors, Inc.	3/15/2011	2015 State Street Suite B Santa Barbara, CA 93105	(805) 682-1484	Member	Proprietary
Moors & Cabot, Inc.	4/2/2012	111 Devonshire Street Boston, MA 02109	(617) 314-0295	Member	Agency
Morgan Keegan & Company, Inc.	9/15/2010	Morgan Keegan Tower 50 North Front Street Memphis, TN 38103	(901) 579-4517	Member	Agency
Morgan Stanley & Co., LLC (formerly Morgan Stanley and Co. Incorporated)	9/1/2010	1585 Broadway New York, NY 10036	(212) 761-9374	Member	Full Service
MP Capital, LP	11/15/2010	41 University Dr. Suite 400 Newton, PA 18940	(917) 748-7643	Member	Proprietary
MPS Global Securities, LLC	11/15/2010	101 Park Avenue 14th Floor New York, NY 10178	(212) 331-6583	Member	Proprietary
Nasdaq Execution Services, LLC	9/1/2010	One Liberty Plaza 51st Floor New York, NY 10006	(212) 401-8982	Member	Exchange
National Financial Services, LLC	10/4/2010	200 Seaport Blvd. Boston, MA 02210	(201) 915-8264	Member	Retail / Agency
Needham & Company, Inc.	10/1/2010	445 Park Avenue New York, NY 10022	(212) 705-0364	Member	Market Maker
Newedge USA, LLC	10/21/2010	630 Fifth Avenue Suite 500 New York, NY 10111	(646) 557-8387	Member	Full Service
Nomura Securities International, Inc.	10/1/2010	2 World Financial Center 6th Floor New York, NY 10281	(212) 667-9131	Member	Institutional
North Moore Trading, LLC	10/5/2010	377 Broadway 11th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
Northern Trust Securities, Inc.	10/5/2010	50 S. LaSalle Street Chicago, IL 60603	(312) 444-4331	Member	Market Maker
Northland Securities, Inc.	12/15/2010	45 South 7th Street Suite 2000 Minneapolis, MN 55402	(612) 851-5934	Member	Proprietary
OBEX Securities, LLC	5/2/2011	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	(914) 833-1800	Member	Agency
OCTEG, LLC	9/15/2010	141 W Jackson Blvd Suite 210 Chicago, IL 60604	(312) 931-2200	Member	Proprietary
Old Mission Capital, LLC	4/16/2012	601 S. LaSalle St. 3rd Floor Chicago, IL 60605	(617) 642-6120	Member	Proprietary
OM Securities, LLC dba Trade Monster	7/16/2012	10 South Riverside Plaza Suite 2050 Chicago, IL 60606	(312) 253-4176	Member	Agency
Oppenheimer & Co., Inc.	10/12/2010	300 Madison Ave. New York, NY 10017	(212) 667-7306	Member	Agency
OTA, LLC	10/7/2010	1 Manhattanville Road Purchase, NY 10577	(914) 460-4071	Member	Institutional
PDQ ATS, Inc.	10/4/2010	2624 Patriot Blvd Glenview, IL 60026	(224) 521-2494	Member	ATS
PEAK6 Capital Management, LLC	7/15/2011	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	(312) 362-2477	Sponsored Participant	Market Maker
Penserra Securities, LLC	10/6/2010	20 Broad Street 26th Floor New York, NY 10005	(212) 607-3190	Member	Agency
Penson Financial Services, Inc.	9/15/2010	1700 Pacific Ave Suite 1400 Dallas, TX 75201	(214) 765-1100	Member	Agency
Pershing, LLC	9/15/2010	One Pershing Place 10th Floor Jersey City, NJ 07399	(201) 413-2826	Member	Agency
Pinnacle Capital Marktes, LLC	12/1/2010	4700 Falls Neuse Suite 390 Raleigh, NC 27609	(919) 850-0888	Member	Agency
Pragma Securities, LLC	11/1/2010	360 Park Ave. South 20th Floor New York, NY 10010	(212) 617-9781	Member	Institutional / Agency
Qtrade Capital Partners, LLC	6/1/2011	240-244 North Avenue West Suite 301 Westfield, NJ 07090	(908) 232-5693	Sponsored Participant	Proprietary
Quantex Clearing, LLC	12/27/2011	30 Montgomery Street Jersey City, NJ 07302	(646) 214-5608	Member	Clearing Firm
Quantlab Securities, LP	11/1/2010	4200 Montrose Blvd Suite 200 Houston, TX 77006	(713) 333-3704	Member	Proprietary
Quiet Light Securities, LLC	1/3/2011	141 West Jackson Blvd Suite 2020a Chicago, IL 60604	(312) 229-4195	Member	Proprietary
Raven Securities Corp.	11/15/2010	140 Broadway 38th Floor New York, NY 10005	(212) 952-0634	Member	Agency
RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation)	10/14/2010	One Liberty Plaza New York, NY 10006	(612) 373-1680	Member	Market Maker
Redburn Partners (USA), LP	11/15/2010	565 5th Avenue 25th Floor New York, NY 10017	(212) 803-7303	Member	Agency
RGM Securities, LLC	10/1/2010	221 West 6th Street Suite 2030 Austin, TX 78701	(512) 807-5302	Member	Proprietary
River Cross Securities, LLLP	10/5/2010	401 City Avenue Bala Cynwyd, PA 19004	(610) 747-2333	Member	ATS
Robert W. Baird & Co. Incorporated	1/3/2011	777 E Wisconsin Avenue 25th Floor Milwaukee, WI 53202	(414) 765-3910	Member	Market Maker
Rochdale Securities, LLC	11/15/2010	750 East Main Street 7th Floor Stamford, CT 06902	(203) 274-9114	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Rodman & Renshaw, LLC	10/17/2011	1251 Avenue of the Americas 20th Floor New York, NY 10020	(201) 680-7376	Member	Market Maker
Ronin Capital, LLC	11/15/2010	230 S. LaSalle Suite 400 Chicago, IL 60604	(312) 244-5284	Sponsored Participant	Proprietary / Market Maker
Rosenblatt Securities, Inc.	10/6/2010	20 Broad Street 26th Floor New York, NY 10005	(212) 943-5225	Member	Agency
RW Pressprich & Co.	11/15/2010	520 Madison Avenue 28th Floor New York, NY 10022	(212) 542-4196	Member	Agency
Sanford C. Bernstein & Co, LLC	10/21/2010	1345 Ave of the Americas New York, NY 10105	(212) 823-2896	Member	Agency
Santander Investment Securities, Inc.	1/3/2011	45 East 53rd Street New York, NY 10022	(212) 407-7812	Member	Institutional
Scotia Capital (USA), Inc.	9/15/2010	1 Liberty Plaza 165 Broadway New York, NY 10006	(212) 225-6725	Member	Institutional
Scottrade, Inc.	11/15/2010	12800 Corporate Hill Drive St. Louis, MO 63131	(314) 965-1555 ext.6402	Member	Retail
Scout Trading, LLC	9/1/2010	12 E. 49th Street Suite 1206 New York, NY 10017	(646) 783-7001	Member	Proprietary
Seven Points Capital, LLC	12/15/2010	825 Third Avenue 2nd Floor New York, NY 10022	(212) 520-8374	Member	Agency
SG Americas Securities, LLC	11/15/2011	1221 Avenue of the Americas New York, NY 10020	(212) 278-7865	Member	Proprietary
Shoreline Trading Group, LLC	11/15/2010	120 Broadway 20th floor New York, NY 10271	(310) 536-8672	Member	Agency
Simplex Investments, LLC	6/1/2012	526 W. Van Buren Suite 1300 Chicago, IL 60607	(312) 360-2447	Sponsored Participant	Market Maker
SMF Trading, Inc.	10/1/2010	125 Maiden Lane 3rd Floor New York, NY 10038	(212) 509-1985	Member	Agency
Solowey & Co.	9/1/2010	6801 SW 101 Street Miami, FL 33156	(305) 668-3389	Member	Market Maker
Southwest Securities, Inc.	9/1/2010	1201 Elm Street Suite 3500 Dallas, TX 75270	(214) 859-5125	Member	Agency
SpeedRoute, LLC (formerly ISERoute, LLC)	7/15/2011	744 Broad Street 23rd Floor Newark, NJ 07102	(855) 773-3310	Member	Routing Broker-Dealer
Spire Europe Limited	8/1/2011	40 Queen Street 1st Floor London, UK EC4R 1DD	(917) 388-8607	Sponsored Participant	Proprietary
Spire Master Fund, Ltd.	10/5/2010	73 Front St. Hamilton Bermuda HMCX	(212) 219-6063	Sponsored Participant	Hedge Fund
Starpoint Securities, LC	12/15/2010	4200 Somerset Suite 217 Prairie Village, KS 66208	(913) 642-6611	Sponsored Participant	Proprietary
State Street Global Markets, LLC	3/15/2011	One Lincoln Street Boston, MA 02111	(617) 664-4809	Member	Full Service
Stock USA Execution Services, Inc.	10/14/2010	1717 Route 6 Carmel, NY 10541	(845) 531-2631	Member	Agency
Sun Trading, LLC	10/1/2010	100 South Wacker Drive Suite 300 Chicago, IL 60606	(312) 924-4751	Member	Proprietary
Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC)	10/1/2010	545 Washington Blvd. 7th Floor Jersey City, NJ 07310	(201) 356-1488	Member	Agency
Surge Trading, Inc.	10/19/2010	885 Third Ave. 18th Floor New York, NY 10022	(212) 230-2417	Member	Market Maker
Susquehanna Capital Group	10/5/2010	401 City Avenue Bala Cynwyd, PA 19004	(610) 617-2996	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	10/5/2010	401 City Avenue Bala Cynwyd, PA 19004	(610) 617-2999	Member	Institutional / Agency
TD Ameritrade Clearing, Inc.	5/3/2011	1005 N. Ameritrade Place Bellevue, NE 68128	(402) 970-5271	Member	Agency
Tewksbury Investment Fund, Ltd.	11/15/2010	Washington Mall I 20 Church Street, 4th Floor Hamilton, Bermuda HM 11	(441) 299-2900	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	Washington Mall I 20 Church Street 4th Floor	(610) 971-5000	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	10/17/2011	73 Front Street 3rd Floor Hamilton, Bermuda HM 12	(610) 971-5000	Sponsored Participant	Proprietary
The Gaussian Group, LLC	11/15/2010	2 Rector Street, 3rd Floor New York, NY 10006	(212) 659-3886	Member	Proprietary
The Griswold Company, Incorporated	11/15/2010	61 Broadway Suite 2825 New York, NY 10006	(212) 509-0600	Member	Agency
The PrinceRidge Group, LLC	11/15/2010	623 Fifth Avenue 19th Floor New York, NY 10022	(646) 792-5601	Member	Proprietary
The Vertical Trading Group, LLC	12/1/2010	417 5th Avenue 6th Floor New York, NY 10016	(212) 430-3552	Member	Agency
The Williams Capital Group, LP	11/15/2010	650 Fifth Avenue 11th Floor New York, NY 10019	(212) 830-4559	Member	Agency
Themis Trading, LLC	10/1/2010	10 Town Square Suite 100 Chatham, NJ 07928	(866) 384-3647	Member	Agency
Think Trade, LLC	10/20/2010	2053 San Elijo Avenue Cardiff by the Sea, CA 92007	(760) 452-2450	Sponsored Participant	Proprietary
Title Securities, Inc.	10/21/2010	39 S. LaSalle Suite 424 Chicago, IL 60603	(312) 296-9598	Member	Retail
Track Data Securities Corporation	9/15/2010	95 Rockwell Place Brooklyn, NY 11217	(718) 923-3091	Member	ATS
Tradebot Systems, Inc.	9/1/2010	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	(816) 285-6416	Member	Proprietary
Tradestation Securities, Inc.	9/1/2010	8050 SW 10th Street Suite 2000 Plantation, FL 33324	(954) 652-7735	Member	Market Maker
Tradeworx Epsilon, LLC	10/20/2010	90 Broad Street 17th Floor New York, NY 10004	(732) 450-8401	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Tradeworx LUSP, LLC	12/1/2010	54 Broad Street Suite 200 Red Bank, NJ 07701	(732) 450-7472	Sponsored Participant	Proprietary
Tradition Asiel Securities, Inc.	9/15/2010	75 Park Place 4th Floor New York, NY 10007	(212) 791-5470	Member	Agency
Tudor Pickering Holt & Co. Securities, Inc.	10/17/2011	1111 Bagby Suite 5000 Houston, TX 77002	(713) 333-2960	Member	Agency
Two Sigma Securities, LLC	10/5/2010	375 W. Broadway 3rd Floor New York, NY 10012	(646) 292-6643	Member	Proprietary
TWS Financial, LLC	1/3/2011	1101 Pennsylvania Ave. Suite 600 Washington DC 20004	(800) 776-1018	Member	Agency
UBS Securities, LLC	10/1/2010	677 Washington Blvd 6th Floor Stamford, CT 06901	(203) 719-3275	Member	Full Service
Viewtrade Securities, Inc.	11/15/2010	7280 W. Plametto Park Rd. #105 Boca Raton, FL 33433	(561) 620-0306	Member	Agency
Virtu Financial BD, LLC	10/7/2010	645 Madison Avenue 16th Floor New York, NY 10022	(212) 418-0118	Member	Proprietary
Virtu Financial Capital Markets, LLC (formerly EWT, LLC)	9/1/2010	1540 2nd Street Suite 300 Santa Monica, CA 90401	(310) 651-9757	Member	Proprietary
Vision Financial Markets, LLC	11/15/2010	4 High Ridge Park Suite 100 Stamford, CT 06905	(203) 388-2675	Member	Retail
Wall Street Access	10/17/2011	17 Battery Place 11th Floor New York, NY 10004	(212) 232-5602	Member	Agency
Walleye Trading, LLC	11/15/2010	14601 27th Avenue North Suite 102 Plymouth, MN 55447	(952) 345-5226	Member	Market Maker
Wang Investment Associates, Inc.	1/18/2011	250 W. 57th Street Suite 1632 New York, NY 10107	(212) 425-9264	Member	Agency
Wedbush Securities, Inc.	9/1/2010	1000 Wilshire Blvd Los Angeles, CA 90017	(213) 688-4575	Member	Market Maker
Weeden & Co, LP	10/19/2010	145 Mason Street Greenwich, CT 06830	(203) 861-7600	Member	Full Service
Wells Fargo Securities, LLC	10/11/2010	301 S. College Street TW-8 Mail Code NC0602	(704) 374-2047	Member	Agency
Western International Securities, Inc.	11/15/2010	70 South Lake Avenue 7th Floor Pasadena, CA 91101	(626) 710-3110	Member	Market Maker
White Bay PT, LLC	7/16/2012	140 Broadway 38th Floor New York, NY 10005	(646) 651-4380	Member	Proprietary
Wolverine Execution Services LLC	10/19/2010	175 West Jackson Blvd. Suite 200 Chicago, IL 60604	(312) 884-3736	Member	Market Maker
WR Hambrecht & Co., LLC	10/6/2010	Pier 1, Bay 3 San Francisco, CA 94111	(415) 551-8642	Member	Online discount brokerage firm
Xambala Capital, LLC	2/15/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	(408) 990-1942	Member	Proprietary
XR Securities, LLC	11/15/2010	550 W. Jackson Blvd. Suite 1000 Chicago, IL 60661	(312) 244-4672	Member	Proprietary